UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

SurePure, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86867A108

(CUSIP Number)

William A. Newman

Barton LLP

420 Lexington Avenue, 18th Floor

New York, NY 10104

(212) 687-6262

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roger Ainsley Ralph Kebble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,389,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,389,836
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,294,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 35,965,167 shares of the Issuer’s Common Stock issued and outstanding following the acquisition of SPHSA (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2013.

Item 1.	Security and Issuer.

The security to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”) of SurePure, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 405 Lexington Avenue, New York, NY 10174.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Roger Ainsley Ralph Kebble (the “Reporting Person”)

(b) The principal business address for is c/o SurePure Holdings South Africa (PTY) Ltd., One Lagoon Beach, Unit 204, Lagoon Gate Drive, Milnerton, 7441, South Africa.

(c) The principal business occupation of the Reporting Person is an individual investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an individual and is a citizen of South Africa.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the acquisition transaction referred to below, the Reporting Person owned 2,479 shares of SurePure Holdings South Africa (PTY) Ltd. (“SPHSA”), of which 530 shares were acquired prior to 2005 and the remaining 1,949 were acquired during 2007. During the period from 2005 to 2011, the Reporting Person had also loaned an aggregate of ZAR 23,263,341 of his personal funds to SPHSA (at current exchange rates, approximately US$2,300,000). On June 12, 2013, the Issuer completed the acquisition of the outstanding shares of SPHSA. The terms and conditions of the acquisition were set forth in the Acquisition Agreement, dated August 16, 2012, between the Issuer’s wholly-owned subsidiary, SurePure Investment Holding AG (“SPI”), and SPHSA. On December 12, 2012, as part of the Issuer’s share exchange with the shareholders of SPI, the Issuer assumed the obligations of SPI under the Acquisition Agreement. A copy of the Acquisition Agreement was previously filed with the Commission as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 12, 2012, as amended by Forms 8-K/A filed with the Commission on December 21, 2012, January 25, 2013 and March 20, 2013. The description of the Acquisition Agreement in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Acquisition Agreement as so filed, which is incorporated into this Schedule 13D by reference.

Prior to the acquisition, both SPHSA and SPMSA were entities that were accounted for as the Issuer’s subsidiaries under variable interest accounting rules. The shares of SPHSA were owned by persons other than by the Issuer and the Issuer’s subsidiaries. As a result of acquisition, both SPHSA and SPMSA have become the Issuer’s wholly-owned subsidiaries. The financial statements of SPHSA and SPMSA will be fully consolidated with the Issuer’s financial statements, beginning with the Issuer’s financial statements for the quarter ending June 30, 2013. In addition, the Issuer now expects to be able to directly control the intellectual property of these entities.

The purchase price for the shares of SPHSA was ZAR 4,000 (approximately $500.00) per share, after giving effect to the conversion of all shareholder loans, including the loan made by the Reporting Person to SPHSA. The Acquisition Agreement provides that the Issuer will settle the purchase price in the Issuer’s shares in the ratios of (i) 1,000 shares of the Issuer’s Common Stock for each share of SPHSA and (ii) 1,000 common shares of the Issuer’s Common Stock for each ZAR 4,000 in principal amount of loans owed by SPHSA to its shareholders.

As a result of the acquisition of SPHSA, the Issuer issued 9,864,811 shares of the Issuer’s Common Stock to the former shareholders of SPHSA, after giving effect to conversions of shareholder loans. Of those shares, 8,389,836 were issued to the Reporting Person and the remaining 1,474,975 shares of its Common Stock will be issued to the other 35 shareholders of SPHSA. Transferability of the shares is restricted under the provisions of the Securities Act of 1933, as amended.

The Issuer’s acquisition of the shares of SPHSA was subject to several conditions imposed by the Reserve Bank of South Africa (“SARB”), the governmental agency which is responsible for administration of that country’s exchange control laws and regulations. With respect to this transaction, SARB has required that all shares of the Issuer’s Common Stock issued in exchange for the shares of SPHSA are to be held in custody by a South African bank so that the proceeds of all sales of shares are remitted to South Africa. The custodian bank has agreed that it will place orders for the sales of the shares, remit the proceeds of sales only to shareholder banks accounts in South African banks and ensure that the sale process conforms to the sale process as approved by SARB. SARB has also required that the Issuer place restrictive legends on the share certificates representing the shares of the Issuer’s Common Stock to be issued to the shareholders of SPHSA, that the Issuer complete the registration of the resale of those shares of the Issuer’s Common Stock with the Commission within five months after their issuance and that the former shareholders of SPHSA, including the Reporting Person, complete the resale of their shares of the Issuer’s Common Stock within 180 days after the Issuer’s registration statement is declared effective.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated by reference into this Item. With respect to Roger Kebble, the purpose of the transaction between the Issuer and the shareholders of SPHSA was to exchange shares of SPHSA for shares of the Issuer’s Common Stock.

The Reporting Person has no current plans that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 8,294,836 shares of Common Stock, and may be deemed to beneficially own 95,000 shares of the Issuer’s Common Stock which are owned of record by Julie Adler. The aggregate 8,389,836 shares of Common Stock beneficially owned by Roger Kebble constitute approximately 23.3% of the outstanding shares of the Issuer’s Common Stock. Roger Kebble disclaims beneficial ownership of the 95,000 shares owned by Miss Adler. The aggregate percentage of shares of Common Stock reported as owned by the Reporting Person is based on 35,965,167 shares of the Issuer’s common stock issued and outstanding following the acquisition of SPHSA (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2013.

(b) (i) The Reporting Person has sole power to direct the voting and disposition of the shares of Common Stock that are beneficially owned by him and referenced in (a) of this Item.

(ii) The Reporting Person does not share the power to direct the voting and disposition of the shares of Common Stock beneficially owned by him.

(c ) Reference is made to the transactions referred to under Item 3 above in this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings or relationships with respect to the voting or disposition of the shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 14, 2013

/s/ Roger Kebble

Roger Kebble

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).